UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2023

SKEENA RESOURCES LIMITED
(Translation of Registrant’s Name into English)

001-40961
(Commission File Number)

1021 West Hastings Street, Suite 650, Vancouver, British Columbia, V6E 0C3, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1, 99.2 and 99.3 to this report, furnished on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2023 and 2022
99.2	Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 and 2022
99.3	A copy of the registrant’s News Release dated November 13, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2023

SKEENA RESOURCES LIMITED

By:	/s/ Andrew MacRitchie
Andrew MacRitchie
Chief Financial Officer